UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, March 21, 2005

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the material fact that Lan Airlines S.A. has agreed to terms of the option to acquire, together with local investors, the Argentine airline Aero 2000 that is currently without material operations. Such acquisition could occur within a maximum of 30 days through the exercise by the interested parties of such option to purchase. Even though the size of the potential investment would not be material, it has been decided to make this information public given the effect it could have on the market.

Sincerely,

/s/ Luis Ernesto Videla B.
_______________________________________

Luis Ernesto Videla B.
Executive Director - Legal Representative
Lan Airlines S.A.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005

Lan Chile S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer